Exhibit 1

For Immediate Release	13 May 2010

WPP PLC ("WPP")

WPP acquires digital agencies, Midia Digital and I-Cherry, in Brazil

WPP announces that it has acquired the entire issued share capital of Midia Digital and I-Cherry, two of the leading digital agencies in Brazil, specialising in digital marketing and search marketing respectively.

Both founded in 1995 and based in Curitiba and Sao Paolo, Midia Digital employs 91 people and clients include HSBC, O Globo, Porto Seguro, J&J, Magazine Luiza and Tecnisa.  I-Cherry employs 34 people and clients include Petrobras, Lopes, Terra, Macht.com and Guia Mais.

Revenues of Midia Digital and I-Cherry for the year ended 31 December 2009 were $5.3 million, with gross assets at the same date of $1.5 million.

The acquisitions of two of the leading digital agencies in Brazil is central to WPP’s overall strategy to expand its capabilities in the digital, direct and interactive disciplines and to strengthen its presence in faster growing markets like Brazil and the overall Latin American region.

Contact
Feona McEwan, WPP www.wpp.com	T. +44 020 7408 220